ORRICK, HERRINGTON & SUTCLIFFE LLP 51 WEST 52ND STREET NEW YORK, NEW YORK 10019-6142 tel +1-212-506-5000 fax +1-212-506-5151 www.orrick.com

October 1, 2010	Brian B. Margolis (212) 506-5125 bmargolis@orrick.com

Angie Kim, Esq.
Attorney Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:	Comment Letter to The Knot, Inc. dated September 20, 2010

Dear Ms. Kim:

We represent The Knot, Inc. (“The Knot”) and are writing to you in response to a Comment Letter sent by the Staff of the Securities and Exchange Commission to David Liu, Chief Executive Officer and President of The Knot, dated September 20, 2010 (the “SEC Comment Letter”).

As per our conversation earlier today, The Knot is hereby requesting a short delay in the time to respond to the SEC Comment Letter.  Specifically, The Knot would like to request an extension of the time to respond until Friday, October 15, 2010.

If you have any questions, please feel free to contact the undersigned at (212) 506-5125.  Thank you.

Sincerely yours, /s/ Brian B. Margolis Brian B. Margolis

cc:	David Liu (The Knot) Jeremy Lechtzin, Esq. (The Knot)